September 6, 2007



Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F-Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

         RE:      THE JONES FINANCIAL COMPANIES, L.L.L.P.
                  FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006 FILE NUMBER: 000-16633

Dear Mr. Decker:

         We have received and reviewed your letter dated August 22, 2007. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff's comments. Our responses are intended to address the questions raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
-----------------------------------------------------

GENERAL
-------

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response:     Where applicable, The Jones Financial Companies, L.L.L.P. (the
              "Partnership") has included the additional disclosure and/or revisions in the format intended for use in future filings.

SELECTED FINANCIAL DATA
-----------------------

SUMMARY CONSOLIDATED STATEMENTS OF INCOME DATA, PAGE 21
-------------------------------------------------------

2.            Please revise to present net revenue for all periods presented.
              Refer to Instruction 2 of Item 301 of Regulation S-K.

Response:     In future filings, the Partnership will add net revenue to our summary of consolidated statements of income data as presented in the table below.

                                                                 2006       2005         2004        2003       2002
                                                            ---------------------------------------------------------
             Total revenue                                      3,518      3,196        2,899       2,550      2,273
             Interest expense                                      56         55           56          58         56
                                                            ---------------------------------------------------------
             Net revenue                                       $3,462     $3,141       $2,843      $2,492     $2,217
                                                            =========================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 23
---------------------------------------------

3. On page 24 you state that you are providing certain information in the discussion of your results of operations, including a measure of income before allocations to partners, that may be considered financial measures not in accordance with Generally Accepted Accounting Principles in the United States of America. Please clearly identify all non-GAAP measures and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each measure.

Response:     There is only one item presented in the discussion of results of operations to which the Partnership believed this statement applied. That item is "income before allocations to partners".
              Under the provisions of SFAS No. 150, the obligation to redeem a partner's capital in the event of a partner's death is one of the criteria requiring equity capital to be classified as a liability. Since the Partnership is obligated to redeem a partner's capital after a partner's death, the Statement requires all of the Partnership's equity capital to be classified as a liability. Prior to SFAS No.150, income allocable to limited, subordinated limited and general partners was classified on the Partnership's statement of income as net income. In accordance with SFAS No. 150, these allocations are now classified as a reduction of income before allocations to partners, which results in a presentation of $0 net income for the years reported. Based upon paragraph 19 of SFAS No. 150, the Partnership included the subtotal "income before allocations to partners", in order to present the amount due to the partners separately from other creditors. Finding no clear guidance on such presentation in SFAS No. 150, the Partnership felt such treatment could be considered as a financial measure not in accordance with Generally Accepted Accounting Principles in the United States of America (GAAP). Upon further review of the disclosures, the Partnership no longer believes that this presentation should be considered a financial measure not in accordance with GAAP. The Partnership's statement of income follows a format as displayed as Example 1 in FASB Staff
              Position 150-2 and the Partnership therefore considers its presentation to be in accordance with GAAP.

              Net income, as defined in the Partnership Agreement, is now equivalent to income before allocations to partners on the Consolidated Statements of Income. Such income, if any, for each calendar year is allocated to the Partnership's three classes of capital in accordance with the formulas prescribed in the Partnership Agreement. First, limited partners are allocated net income (as defined in the Partnership Agreement) in accordance with the prescribed formula for their share of net income. Limited partners do not share in the net loss (as defined in the Partnership Agreement) in any year in which there is a net loss and the Partnership is not dissolved or liquidated. Thereafter, subordinated limited partners and general partners are allocated any remaining net income based on formulas in the Partnership Agreement.

              The Partnership believes that presenting income before allocations to partners is the most informative and useful presentation for the primary users of the financial statements, the partners themselves. In order to eliminate any potential confusion, the Partnership will modify the wording in management's discussion and analysis going forward to eliminate any reference to financial measures not in accordance with GAAP. The Partnership believes it is important to continue to describe income before allocations to partners, and intends to include the following disclosure in future filings:

              "Under the provisions of SFAS No. 150, the obligation to redeem a partner's capital in the event of a partner's death is one of the statement's criteria requiring capital to be classified as a liability. Since the Partnership is obligated to redeem a partner's capital after a partner's death, the Statement requires all of the Partnership's capital to be classified as a liability. Income allocable to limited, subordinated limited and general partners was previously classified on the Partnership's statement of income as net income. In accordance with SFAS No. 150, these allocations are now classified as a reduction of income before allocations to partners, which results in a presentation of $0 net income for the years ended December 31, XXXX, XXXX and XXXX. The financial statement presentations required to comply with SFAS No. 150 do not alter the Partnership's treatment of income, income allocations or capital for any other purposes. In addition, SFAS No. 150 does not have any effect on, nor is it applicable to, the Partnership's subsidiaries' financial statements.

              Net income, as defined in the Partnership Agreement, is now equivalent to income before allocations to partners on the Consolidated Statements of Income. Such income, if any, for each calendar year is allocated to the Partnership's three classes of capital in accordance with the formulas prescribed in the Partnership Agreement. First, limited partners are allocated net income (as defined in the Partnership Agreement) in accordance with the prescribed formula for their share of net income. Limited partners do not share in the net loss (as defined in the Partnership Agreement) in any year in which there is a net loss and the Partnership is not dissolved or liquidated. Thereafter, subordinated limited partners and general partners are allocated any remaining net income based on formulas in the Partnership Agreement."



              We also remind you that item 10(e)(1)(ii)(c) of Regulation S-K states that you should not present non-GAAP financial measures on the face of the financial statements or in the accompanying notes.

Response:     Please refer to the response to the first part of Comment 3 above regarding the only item presented on the face of the financials which was disclosed as potentially a non-GAAP financial measure. As noted above, the Partnership no longer believes there are any non-GAAP financial measures on the face of the financial statements or in the accompanying notes.


LIQUIDITY AND CAPITAL RESOURCES, PAGE 30
----------------------------------------

4. Please present interest payments in a separate line item in the contractual obligations table. Please also disclose the interest rate you used in calculating estimated future interest payments in your table of contractual obligations.

Response:     In future filings, the Partnership will include interest
              payments in a separate line in the contractual obligations table. It will also disclose the interest rate used in calculating those future interest payments. An example of the future disclosure follows:

              "The following table summarizes the Partnership's financing commitments and obligations, as of December 31, 2006, excluding customer accounts due on demand. Subsequent to December 31, 2006, these commitments and obligations could fluctuate based on the changing business environment. The Interest on Financing Commitments is based upon the stated rates of the underlying instruments, which range from 4.31% to 8.23%. For further disclosure regarding long term debt and liabilities subordinated to claims of general creditors, see Notes 12 and 13, respectively, of the Notes to the Financial Statements."

                                                       2007       2008         2009       2010       2011     Thereafter     Total
                                                   --------------------------------------------------------------------------------
Long-term debt                                          3,555      1,742         802         863        927        6,500     14,389
Liabilities subordinated to claims of general
  creditors                                            23,200     14,200       3,700      53,700     53,700      150,000    298,500
Rental commitments                                    100,610     37,435      26,703      18,078     13,975       90,326    287,127
                                                   --------------------------------------------------------------------------------
Financing commitments and obligations                 127,365     53,377      31,205      72,641     68,602      246,826    600,016
Interest on financing commitments                      23,086     21,042      19,825      17,644     13,626       17,900    113,123
                                                   --------------------------------------------------------------------------------
Total financing commitments and obligations          $150,451    $74,419     $51,030     $90,285    $82,228     $264,726   $713,139
                                                   ================================================================================



CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------

CONSOLIDATED STATEMENTS OF INCOME
---------------------------------

5. Given that you determined all of your partnerships' equity capital should be classified as a liability, tell us how you determined it was appropriate to present income per unit information. Refer to paragraph 25 of SFAS 150.

Response:     The Partnership's disclosure of income per unit information was based upon guidance obtained from Staff Accounting Bulletin
              (SAB) Topic 4-F. That SAB states "The income statements of partnerships should be presented in a manner which clearly shows the aggregate amount of net income (loss) allocated to the general partners and the aggregate amount allocated to the limited partners. The statement of income should also state the results of operations on a per unit basis." The Partnership notes that paragraph 25 of SFAS 150 specifically refers to mandatorily redeemable shares of common stock as it relates to the computation of earnings per share. Because of our partnership structure, this guidance did not appear to address the Partnership's economic situation. As a result, the Partnership relied on guidance from SAB Topic 4-F for the appropriate GAAP disclosures, which specifically addresses partnership presentation and which have been consistently applied.

              The intent of per unit information regarding limited partnership units was to allow each limited partner, a significant class of users of the financial statements (as of February 23, 2007, there were 11,492 limited partners), to see the results of operations per unit of limited partnership interest held. The Partnership believes this disclosure provides valuable information to the users of the financial statements, although since the inception of SFAS 150 in 2004, the capital is now considered a liability rather than capital for financial reporting purposes, because of the requirement that Partnership capital be redeemed upon a partner's death. However, the economic interest of the Partnership's more than 11,000 limited, subordinated limited and general partners in the Partnership's annual operating results is still calculated by applying the allocation formulas in the Partnership Agreement to "income before allocation to partners" (see description of allocation of net income as defined in the Partnership Agreement in response to comment 3 above). The Partnership believes presenting on the face of the income statement "income before allocations to partners" and the further allocation of that income to each of the three classes of Partnership interests, results in an income statement presentation that provides the primary users of the income statement the ability to understand the Partnership's overall operating results and how the Partnership's operating results inure to their benefit as the owners of the Partnership. In a partnership the operating results directly flow through to the owners of the business. The Partnership's limited partner capital is denominated in $1,000 units. In order for the limited partners to understand the Partnership's operating results on their investment, the earnings per $1,000 of limited partner capital is extremely meaningful information. In contrast to limited partner capital, the subordinated limited partner and general partner capital is neither sold nor denominated in units.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 42
----------------------------------------------

6. We note your disclosure on page 48 which indicates that you were in the process of constructing a new office building as of December 31, 2005. Please quantify and tell us what consideration you gave to the presentation and/or disclosure of these amounts related to capital expenditures in your cash flow statement. Please refer to paragraphs 17.c. and 32 of SFAS 95.

Response:     During 2005 construction of an office building in Tempe, Arizona was completed. The total cost of this building was approximately
              $20 million. The Partnership financed $8.5 million of this construction through drawings on a line of credit. This line of credit was obtained at an arm's length basis from an unrelated party. In September and December 2006, this line of credit was repaid.

              The Partnership notes that paragraph 17.c. of SFAS 95 indicates that cash outflows for investing include "Payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets." Substantially all of the $20 million associated with this construction was paid during 2005 and is included in the $89.4 million of "purchase of equipment, property and improvements, net" in the consolidated statements of cash flows. $8.5 million of borrowings were drawn in 2005, and subsequently repaid in 2006, and are disclosed as "financing activities" in the consolidated statements of cash flows. This transaction did not have a significant non-cash component. Further, since the asset recognition and the associated cash flows occurred during the same fiscal period the Partnership does not believe that any additional disclosure pursuant to paragraph 32 of SFAS 95 is necessary.


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

THE PARTNERSHIP'S BUSINESS AND BASIS OF ACCOUNTING, PAGE 43
-----------------------------------------------------------

7. We note your disclosures on page 43 that you operate as a single business segment. However, your disclosures elsewhere throughout the filing indicate that you conduct business in various countries throughout the world which appear to have significantly different economic characteristics. For example, you disclose in your risk factors section on page 17 that your operations in Canada and the United Kingdom have substantial deficits which are expected to continue for several years until you reach a sufficient scale of operations to yield higher profitability.

              In light of the above, please tell us what you consider to be your operating segments under paragraph 10 of SFAS 131 and explain why. Your explanation should identify who your chief operating decision maker is and how you determined your chief operating decision maker in accordance with paragraph 12 of SFAS
              131. If you have determined that you have multiple operating segments which were aggregated into one reportable segment, please tell us how you met the aggregation criteria of paragraph 17 of SFAS 131.

Response:     The Partnership has determined that it has one operating
              business segment engaged in the retail broker-dealer business.
              The chief operating decision maker is the Partnership's
              Executive Committee, a group of seven general partners, including the Managing Partner. The Executive Committee regularly reviews the Partnership's operating results, and makes the key Partnership decisions, including those regarding direction, strategy and resource allocation. The retail broker-dealer business segment operates in three markets (the
              United States, Canada and the United Kingdom). In all three markets, the business model and products and services offered are consistent, and the primary clients are individual investors.

              While present in three markets, the Partnership is organized with all functions led from the Partnership's headquarters in the United States. Each division (i.e. Finance, Compliance, Operations, Information Systems, etc.) is led by a division head located in the United States, who directs the activities of the divisions regardless of the location of the employees. For example, the Partnership has only one Chief Financial Officer, who has responsibility for leadership of the overall Finance Division. Many functions are staffed in the United States headquarters locations, and operate in support of business in one or more of the countries simultaneously. For example, the regulatory reporting function is located in the United States and is responsible for filing the required regulatory reports in each market.

              Other examples of the Partnership's management as one operating business segment include:

                  o The Partnership's incentive compensation program (bonus) for its employees is based upon the consolidated profit margin, and is paid to employees regardless of the profitability of an individual market.

                  o The Partnership's contribution to its retirement plans in each market is made to each employee based upon consolidated results of operations regardless of the profitability of an individual market.

                  o The Partnership admits and pays returns to general partners and limited partners based upon consolidated results of the Partnership regardless of the profitability of an individual market.

                  o The Partnership's internally published financial results include one measure of profitability, the consolidated net income and profit margin.

                  o The Partnership measures its staffing levels based upon each division, regardless of physical location of the employees. Internally, the firm reports only two individuals in each of the foreign locations, as all others are allocated to specific divisions.

                  o A key measure for the Partnership is the trade revenue per financial advisor per day, which is calculated and communicated internally daily and is a consolidated measure without distinction among markets.

              In the risk factors section, the Partnership has disclosed that the two newest markets for our services, Canada and the United Kingdom, are not yet profitable. The Partnership's organic growth strategy results in primarily recruiting, hiring and training individuals without previous financial advisor experience as new financial advisors. As a result of this organic growth strategy, it requires a significant number of years for a financial advisor to establish his or her clientele and generate a sufficient level of business to become profitable. The timeframe required to achieve profitability for an individual financial advisor or a new market comprised of new financial advisors such as a major city or a state also applies to our Canadian and United Kingdom subsidiaries. Therefore, when we enter a new market, such as a major metropolitan area in the United States or a country such as Canada or the United Kingdom, we anticipate that profitability will take a long period of years to attain. Due to regulatory requirements in the United Kingdom and Canada, we have opened new markets in those countries through subsidiaries of the Partnership whereas in the United States we are not required to establish a subsidiary for each new market we open. However, the business is the same retail investment business in all three markets, therefore supporting the conclusion that the Partnership has one business segment. The Partnership believes it is important for the users of the Partnership's financial statements, the partners themselves, to know that those two markets are not yet profitable, leading to the disclosure in our risk factors section.

8. Please provide the disclosures required by paragraph 20 of APB No. 18 for your interests accounted for under the equity method.

Response:     The Partnership has considered the guidance contained in
              paragraph 20 of APB No. 18 when preparing current disclosure as noted in the Form 10-K. In our summary of significant accounting policies it is disclosed that "Non-controlling minority interests are accounted for under the equity method". We have also disclosed our ownership of legal entities as described in
              Part I within the "organizational structure" section. The sole investment that is accounted for under the equity method is our ownership of 49.5% of Passport Research Ltd., a Pennsylvania limited partnership, which acts as an investment advisor to a money market mutual fund. We have considered the specific guidance in paragraph 20 which states the following:

                  "The significance of an investment to the investor's financial position and results of operations should be considered in evaluating the extent of disclosures of the financial position and results of operations of an investee."

              Further, subparagraph (a) of paragraph 20 states "Financial statements of an investor should disclose parenthetically, in notes to financial statements, or in separate statements or schedules (1) the name of each investee and percentage of ownership of common stock, (2) the accounting policies of the investor with respect to investments in common stock, and (3) the difference, if any, between the amount at which an investment is carried and the amount of underlying equity in net assets and the accounting treatment of the difference".

              We note that our ownership percentage of Passport Research Ltd. is disclosed in note 20 to our consolidated financial statements. As a point of reference, at December 31, 2006, the carrying value of our limited partnership investment in Passport Research Ltd. was $.3 million (.01% of total consolidated assets), and is not considered material to our consolidated financial statements. We believe our disclosures contained in note 1 to our consolidated financial statements adequately disclose our accounting policies with regard to our ownership interests. Finally, there is no difference between our carrying value of Passport Research Ltd. and the amount of underlying equity in net assets. Therefore, we believe that our disclosure meets the provisions of subparagraph (a) of paragraph 20 of APB No. 18. We also note that subparagraphs (b)-(e) of paragraph 20 are not relevant to our investment in Passport Research Ltd. Therefore, we do not believe that additional disclosure is required under APB No. 18, nor would it be meaningful to the primary users of our consolidated financial statements.

NOTE 6 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED
----------------------------------------------------------------

9. Please tell us the extent to which you have investments in subprime mortgages, if any.

Response:     The Partnership does not have any significant investments in subprime mortgages. As of December 31, 2006, the Partnership held securities owned in Mortgage Backed Securities (MBS) and Collateralized Mortgage Obligations (CMO) valued at approximately $5.6 million (4% of the total securities owned).
              In addition, the Partnership had Securities Sold, Not Yet
              Purchased in MBS
              and CMOs valued at $3.4 million (37% of the total securities sold, not yet purchased). The Partnership owns inventory securities for the sole purpose of meeting client needs for the investments, and has procedures in place to ensure that those investments are of high quality. Most MBS and CMOs sold by the Partnership are AAA rated for the following reasons:

                  o The principal and interest is guaranteed by Fannie Mae, Freddie Mac, GNMA or a bond insurer.

                  o The MBS and CMOs sold by the Partnership are generally in a senior position with respect to distributions of interest and principal and would have relatively low risk of losses due to defaults on the underlying mortgages.

                  o Subprime mortgages typically represent a small percentage of the mortgage pool, with average credit scores in the prime category.

              Therefore, while there is some potential that some of these CMOs or MBSs could include a small amount of subprime mortgages, the exposure to subprime mortgages as compared to the Partnership's total Securities Owned and Securities Sold, Not Yet Purchased would be insignificant.

              In addition, of the $146 million in the Partnership's Investment Securities, approximately $28 million (19%) is in agency securities (FHLB and FNMA), which have no direct subprime mortgage exposure.

NOTE 18 - COMMITMENTS, PAGE 53
------------------------------

10. You disclose that rent expense has averaged approximately $188 million for each of the past three years; however, your table on page 53 appears to indicate significantly lower obligations for non-cancelable leases. Please tell us and revise future filings to explain the reasons why historical rent expenses are so much higher than your future lease commitments.

Response:     The Partnership has considered guidance contained within FAS 13 paragraph 16. b. for purposes of preparing the current disclosure. As outlined in the guidance, the table on page 53 contains minimum rental payments for operating leases having initial or remaining non-cancelable lease terms in excess of one year. The Partnership notes that the difference between rent expense and the obligations disclosed on the schedule of minimum rental payments can be partially attributed to leases that are cancelable.

              In addition, approximately 75% of the lease commitments are related to the Partnership's branch offices. As of December 31, 2006, the Partnership had 9,666 leased branch offices. Substantially all of the branch office leases are for three to five year terms. Accordingly, each year a large number of leases are being renewed. Also, with the growth of the branch network, the number of branch leases increased by 4.5% during 2006. Therefore, in any given year, rent expense related to cancelable leases will create differences between the annual rent expense and the amount disclosed as future lease commitments.

              In future filings, the Partnership will include the following disclosure in the note:

                  "Historical rent expense is greater than future lease commitments because the future lease commitments include only non-cancelable lease payments."

11. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases.

Response:     The Partnership evaluates lease arrangements for step rent provisions, escalation clauses, capital improvement allowances and other lease concessions (such as free rent), and recognizes the impact of these provisions and base rent on a straight-line basis over the minimum lease term.

              In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease revenues that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in computing your minimum lease revenues.

Response:     Lease payments that depend on an existing index or rate are included in minimum lease payments based on the index or rate existing at the inception of the lease.

              If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.

Response:     The Partnership includes each of these items in computing our lease expense. In future filings, the Partnership will include the following disclosure in the notes to the financial statements:

                  "Rent expense, recognized on a straight-line basis over the minimum lease term, was $XXX, $XXX and $XXX, for the years ended December 31, XXXX, XXXX and XXXX, respectively."

              In addition, the Partnership will add a description of its accounting policies related to this subject in Note 1, Summary of Significant Accounting Policies.

                  "LEASE ACCOUNTING. The Partnership enters into lease agreements for certain headquarters facilities as well as branch office locations. The associated lease expense is recognized on a straight-line basis over the minimum lease terms."


NOTE 19 - CONTINGENCIES, PAGE 53
--------------------------------

12. We note your disclosures beginning on page 18 of various legal proceedings to which you are a party. Please revise your financial statements to include a description of each of the matters described on page 18 as well as any other disclosures required by paragraphs 9 and 10 of SFAS 5, or tell us why you determined these disclosures were not necessary.

Response:     As of December 31, 2006, based upon the nature of the claims and the associated legal reserves, the Partnership did not believe further disclosures were required by paragraphs 9 and 10 of SFAS
              5. The disclosures included in Note 19 to the Consolidated
              Financial Statements, meet the requirements of SFAS 5. The following statement specifically addresses Paragraph 9. "The
              Partnership has determined that it is likely that ultimate resolution in favor of the plaintiffs will result in losses to the Partnership on some of these matters and as a result, has established appropriate accruals for potential litigation losses."

              There are no material exposures excluded from the legal reserves that would require disclosure under Paragraph 10 of SFAS 5. The Partnership monitors its legal exposures on a regular basis and adjusts its financial statement disclosures when necessary. The Partnership has included more detailed legal proceedings information in Item 3 of the Form 10-K than is required under Regulation S-K, Item 103.

CONTROLS AND PROCEDURES, PAGE 55
--------------------------------

13. We note your disclosure that management concluded disclosure controls and procedures were "reasonably effective" as of December 31, 2006. It appears, based on your disclosures, that you designed your disclosure controls and procedures to provide "reasonable assurance" that the controls and procedures will meet their objectives. Therefore, to the extent appropriate to your circumstances, please revise management's assertion in future filings to indicate that your controls and procedures were "effective", since the term "reasonably effective" is potentially unclear.

Response:     In response to the Staff's comment, in future filings the
              Partnership will indicate that its controls and procedures were "effective" (as opposed to "reasonably effective") as of the end of the period covered by the report. Furthermore, the Partnership also hereby confirms to you that its management, including the Chief Executive Officer and Chief Financial
              Officer, concluded that its disclosure controls and procedures were effective at the reasonable assurance level as of December
              31, 2006.

              The Partnership's planned disclosure in future filings with respect to controls and procedures is as follows:

                  "EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this Annual Report on Form 10-K, the Partnership's certifying officers, the Chief Executive Officer and the Chief Financial Officer, carried out an evaluation with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures. In designing and evaluating our disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and we were required to apply our judgment in evaluating and implementing possible controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the date of completion of the evaluation, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. We will continue to review and document our disclosure controls and procedures, including our internal controls and procedures for financial reporting, on an ongoing basis, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business."

We believe the foregoing is responsive to the questions raised by the Staff. Further, we have reviewed the responses with our independent public accountants, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Partnership. The Partnership acknowledges to the Securities and Exchange Commission (the "Commission") that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings. The Partnership also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Mr. Steven Novik, Chief Financial Officer, at 314-515-4911.

Sincerely,


/s/ Steven Novik

Steven Novik
Chief Financial Officer

cc: James A. Tricarico, General Counsel
    Denis J. Duncan, Partner, PricewaterhouseCoopers LLP